QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Herley Industries, Inc.
(Name of Subject Company (Issuer))

Lanza Acquisition Co.

and

Kratos Defense & Security Solutions, Inc.
(Name of Filing Persons (Offerors))

Common Stock, $0.10 par value
(Title of Class of Securities)
427398102
(CUSIP Number of Class of Securities)

Eric M. DeMarco
President and Chief Executive Officer
Kratos Defense & Security Solutions, Inc.
4820 Eastgate Mall
San Diego, CA 92121
(858) 812-7300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Deyan Spiridonov
Teri O'Brien
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive, 12th floor
San Diego, CA 92121
(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$296,706,926	$34,447.67

*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 15,616,154 shares of the Common Stock of Herley Industries, Inc. (representing the number of shares, including common stock outstanding and options) at the tender offer price of $19.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .0001161.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Lanza Acquisition Co., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Kratos") to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (collectively, the "Shares" and each, a "Share"), of Herley Industries, Inc., a Delaware corporation ("Herley"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2011 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Kratos and the Purchaser.

        The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

(a)	The name of the subject company and the issuer of the securities to which this Schedule TO relates is Herley Industries, Inc. Herley's principal executive offices are located at 3061 Industry Drive, Lancaster, Pennsylvania 17603. The telephone number at Herley's principal executive offices is (717) 397-2777.
(b)
This statement relates to the common stock, par value $0.10 per share, of Herley. Based upon information provided by Herley, as of February 23, 2011 there were: (i) 14,097,904 Shares issued and outstanding (inclusive of 91,101 unvested restricted stock awards granted under compensation plans or arrangements of Herley) and (ii) 1,518,250 Shares, which were subject to issuance pursuant to the exercise of outstanding options. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in Section 6 of the Offer to Purchase, entitled "Price Range of the Shares; Dividends on the Shares," is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a),(b),(c)	This Schedule TO is filed by Kratos and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled "Certain Information Concerning Kratos and the Purchaser," and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a),(b)	The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Kratos and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations or Agreements with Herley," Section 12, entitled "Purpose of the Offer; Plans for Herley; Other Matters" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a),(c)(1)-(7)	The information set forth in the "Introduction," Section 7, entitled "Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations," Section 12, entitled "Purpose of the Offer; Plans for Herley; Other Matters," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

(a),(b),(d)	The information set forth in Section 10 of the Offer to Purchase, entitled "Source and Amount of Funds," is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

The information set forth in the "Introduction," Section 9, entitled "Certain Information Concerning Kratos and the Purchaser" and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used

(a)	The information set forth in Section 11, entitled "Background of the Offer; Past Contacts, Negotiations or Agreements with Herley," Section 12, entitled "Purpose of the Offer; Plans for Herley; Other Matters," Section 13, entitled "The Merger Agreement; Other Agreements," and Section 16, entitled "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

(a),(b)	Not applicable.

Item 11.    Additional Information

(a)(1)	The information set forth in Section 9, entitled "Certain Information Concerning Kratos and the Purchaser," Section 11, entitled "Background of the Offer; Past Contacts, Negotiations or Agreements with Herley," and Section 13, entitled "The Merger Agreement; Other Agreements," of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3)	The information set forth in Section 13, entitled "The Merger Agreement; Other Agreements," Section 14, entitled "Conditions of the Offer," and Section 15, entitled "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.
(a)(4)
The information set forth in Section 7 of the Offer to Purchase, entitled "Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations," is incorporated herein by reference.
(a)(5)	The information set forth in Section 17, entitled "Legal Proceedings," of the Offer to Purchase is incorporated herein by reference.
(b)	The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated as of February 25, 2011.
(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement published on February 25, 2011.
(a)(5)(A)
Press Release issued by Kratos Defense & Security Solutions, Inc. on February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Kratos Defense & Security Solutions, Inc. on February 7, 2011).
(a)(5)(B)	Press Release issued by Kratos Defense & Security Solutions, Inc. on February 25, 2011.
(b)(1)
Commitment Letter, dated February 7, 2011, by and among Kratos Defense & Security Solutions, Inc. and Jefferies Group, Inc., Key Capital Corporation and OPY Credit Corp. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Kratos Defense & Security Solutions, Inc. on February 7, 2011).
(d)(1)
Agreement and Plan of Merger, dated February 7, 2011, by and among Kratos Defense & Security Solutions, Inc., Lanza Acquisition, Co. and Herley Industries, Inc. (incorporated by reference to Annex A to the Prospectus Supplement dated February 7, 2011, pursuant to the Registration Statement on Form S-3 of Kratos Defense & Security Solutions, Inc. (File No. 333-161340)).
(d)(2)	Confidentiality Agreement, dated October 12, 2010, between Herley Industries, Inc. and Kratos Defense and Security Solutions, Inc.
(d)(3)	Exclusivity Agreement, dated January 19, 2011, between Herley Industries, Inc. and Kratos Defense and Security Solutions, Inc.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required By Schedule 13e3.

  Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANZA ACQUISITION CO.
By:	/s/ DEANNA H. LUND
Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	February 25, 2011
KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
By:	/s/ DEANNA H. LUND
Name:	Deanna H. Lund
Title:	Executive Vice President and Chief Financial Officer
Date:	February 25, 2011

QuickLinks

  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required By Schedule 13e3.
SIGNATURES